UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response...........4.7
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) WorldTeq Group International, Inc.			(b) I.R.S. IDENT. NO. 03-7392107	(c) S.E.C. FILE NO.	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 30 West Gude Drive, Suite 470 Rockville, Maryland 20850					(e) TELEPHONE NO.
					AREA CODE 301	NUMBER 530-2662
2 (a) PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Jeff Lieberman	(b) I.R.S. IDENT. NO. ###-##-####	(c) RELATIONSHIP TO ISSUER Affiliate	(d) ADDRESS STREET CITY STATE ZIP CODE 5225 Pooks Hill Road Apt. A18 South Bathesda, MD 20814
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered to Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of shares or Other Units To Be Sold (See instr.3(c))	(d) Aggregate Market Value (See instr.3(d))	(e) Number of Shares or Other Units Outstanding (See instr.3(e))	(f) Approximate Date of Sale (See instr.3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr.3(g))
		Broker-Dealer File Number
Common Stock	E*TRADE Securities LLC P.O. Box 9206 Boston, MA 02205-9206		265,000	$37,100	33,561,746	3/01/04	OTCBB
INSTRUCTIONS:
1.	(a)	Name of issuer.	3.	(a)	Title of the class of securities to be sold.
	(b)	Issuer's IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer's SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Issuer's address, including zip code.		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing
	(e)	Issuer's telephone number, including area code.		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
2.	(a)	Name of person for whose account the securities are to be sold.		(f)	Approximate date on which the securities are to be sold.
	(b)	Such person's or I.R.S. Identification number, if such a person is an entity.		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
	(d)	Such person's address, including zip code.

TABLE I--SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the Payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person From Whom Acquired (If Gift, Also Give Date Donor Acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	9/14/00	Shares issued pursuant to an employment agreement	Issuer	159,000	9/14/00	N/A
Common	1/8/01	Shares issued pursuant to an employment agreement	Issuer	6,000	1/8/01	N/A
Common	12/19/01	Shares isued pursuant to a Conversion of Debt to Equity	Issuer	100,000	12/19/01	Cash
INSTRUCTIONS:	1.	If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish The Following Information as to All Securities of The Issuer Sold During The Past Three Months By The Person For Whose Account The Securities Are To Be Sold.

Name and Address of Seller	Title of Securities To Be Sold.	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A
REMARKS:
INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

3/16/2004	/s/ Jeff Lieberman
DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).